Exhibit 99.1

ASX Market Announcement

Genetic Technologies Receives Nasdaq Delisting Notice;
Company Intends to Appeal and Effect a Ratio Change of its ADRs

Melbourne, Australia, 30 July 2019: Molecular diagnostics company Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) today announced that it received a letter from The Nasdaq Stock Market informing the Company that it has failed to regain compliance with the $1.00 minimum bid price required for continued listing of its American Depositary Shares (“ADRs”) on The Nasdaq Capital Market under Nasdaq Listing Rule 5450(a)(1), and as a result, the Company’s ADRs are subject to delisting.

The Company intends to appeal the delisting determination to Nasdaq’s Hearings Panel, which will stay the delisting of the Company’s ADRs pending the hearing of the appeal and ultimate decision by the Hearings Panel. The Company intends to regain compliance with Nasdaq Listing Rule 5450(a)(1) while the appeal is pending by adjusting the ratio of its ADRs, each of which currently represents 150 of its ordinary shares.

In addition to the Company’s noncompliance with Rule 5450(a)(1), and as previously reported, the Company received a letter from The Nasdaq Stock Market on April 29, 2019, advising the Company that it did not comply with Nasdaq Listing Rule 5550(b) because its stockholders’ equity was less than US$2,500,000 as of December 31, 2018.  In accordance with Nasdaq Listing Rules, the Company has submitted a plan to Nasdaq to regain compliance with the minimum stockholders’ equity rule by raising sufficient additional capital within 180 days of April 29, 2019.  However, there can be no assurance the Company will be successful in that regard.

Noncompliance with Nasdaq Listing Rules only applies to the Company’s ADRs trading on the Nasdaq Capital Market, and not the Company’s ordinary shares trading on the Australian Securities Exchange, the Company’s home exchange.

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class.

Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements,” within the meaning of federal securities laws, including statements related to the Company’s anticipated use of proceeds and plans and prospects and other statements containing the words “anticipate,” “intend,” “may,” “plan,” “predict,” “will,” “would,” “could,” “should,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the known risks, uncertainties and other factors described in the Company’s prior filings and from time to time in the Company’s subsequent filings with the Securities and Exchange Commission. Any change in such factors, risks and uncertainties may cause the actual results, events and performance to differ materially from those referred to in such statements. All information in this press release is as of the date of the release and the Company does not undertake any duty to update this information, including any forward-looking statements, unless required by law.

Genetic Technologies Limited	60-66 Hanover Street
www.gtglabs.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000